EXHIBIT 8.1

BRUSSELS                      FOLEY & LARDNER                            ORLANDO
CHICAGO                                                               SACRAMENTO
DENVER                         FIRSTAR CENTER                          SAN DIEGO
DETROIT                  777 EAST WISCONSIN AVENUE                 SAN FRANCISCO
JACKSONVILLE          MILWAUKEE, WISCONSIN 53202-5367                TALLAHASSEE
LOS ANGELES               TELEPHONE (414) 271-2400                         TAMPA
MADISON                   FACSIMILE (414) 297-4900              WASHINGTON, D.C.
MILWAUKEE                                                        WEST PALM BEACH
                                April 2, 2001




Schultz Sav-O Stores, Inc.                           Fresh Brands, Inc.
2215 Union Avenue                                    2215 Union Avenue
Sheboygan, WI  53081                                 Sheboygan, WI  53081


         Re:      Federal Income Tax Consequences of Formation of
                  Holding Company Structure

Ladies and Gentlemen:

          As counsel to Schultz Sav-O Stores, Inc. (the "Company") and Fresh Brands, Inc. ("Fresh Brands"), we have been asked to advise you concerning the anticipated federal income tax consequences of a Share Exchange and corporate restructuring whereby the Company will become a wholly owned subsidiary of Fresh Brands. The facts relating to the proposed transaction are described in the Registration Statement of the Company dated this date and are generally summarized below. All defined terms herein have the meaning ascribed to them in the Registration Statement.

          For business purposes, the Company and Fresh Brands have entered into an Agreement and Plan of Share Exchange (the "Plan of Share Exchange"), pursuant to which each share of Company common stock outstanding immediately prior to the Effective Time of the Share Exchange will be exchanged for one share of Fresh Brands common stock. There are no fractional shares of Company common stock. Fresh Brands was organized by the Company solely for purposes of the Share Exchange and has minimum capitalization and no significant assets and does not engage in any business. At the Effective Time, all of the outstanding shares of Fresh Brands common stock held by the Company prior to the Effective Time will be cancelled. As a result of the foregoing, the Company will continue its business as a wholly-owned subsidiary of Fresh Brands, and all of the Fresh Brands common stock outstanding immediately after the Effective Time will be owned by the former common shareholders of the Company. Holders of Company common stock may, but will not be required to, exchange their certificates for certificates of Fresh Brands common stock. After the Effective Time, stock certificates representing shares of Company common stock will be deemed for all purposes to represent shares of Fresh Brands common stock.

          In rendering the opinions contained herein, we have relied on the following representations you have made to us:

          1. The fair market value of the Fresh Brands common stock to be received in the Share Exchange by each holder of the Company common stock will be approximately equal to the fair market value of the Company common stock held by such holder immediately prior to the Effective Time.

          2. Fresh Brands has no plan or intention to sell or otherwise dispose of any of the Company common stock it will receive in the Share Exchange or to liquidate the Company or to cause the Company to be merged into another corporation or to sell or otherwise dispose of its assets, except in the ordinary course of business.


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          3. After the Share Exchange, Fresh Brands will operate the Company as a wholly owned subsidiary and the business of the Company will be continued.

          4. Fresh Brands has no plan or intention to purchase or redeem any shares of its common stock issued in the Share Exchange.

          5. Following the Share Exchange, the former holders of common stock of the Company will own all of the outstanding common stock of Fresh Brands and will, therefore, be in control of Fresh Brands within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code"). Fresh Brands has no plan or intention of issuing additional shares of Fresh Brands common stock, or of issuing any other classes of stock, which would result in the present shareholders of the Company losing control of Fresh Brands within the meaning of Section 368(c) of the Code.

          6. To the best knowledge of the management of the Company, there is no plan or intention on the part of the present shareholders of the Company to sell or otherwise dispose of shares of Fresh Brands common stock to be received in the Share Exchange in a transaction or series of transactions which would result in such shareholders losing control of Fresh Brands within the meaning of
Section 368(c) of the Code.

          7. Fresh Brands will not be an investment company (within the meaning of Section 351(e) of the Code).

          8. In connection with the Share Exchange, Fresh Brands will not assume any liabilities of the holders of Company common stock. To the best knowledge of the management of the Company, the Company common stock to be received by Fresh Brands will not be subject to any liabilities.

          9. Fresh Brands, the Company, and the shareholders of the Company each will pay their own expenses, if any, incurred in connection with the transaction.

          10. To the best knowledge of the management of the Company, none of the Company common stock being transferred to Fresh Brands in the Share Exchange was received in the liquidation of another corporation.

          11. Prior to the Share Exchange, there will be no intercorporate debt between Fresh Brands and the Company that was acquired or will be settled at a discount.

          12. The Company has been filing a consolidated federal income tax return with PW Trucking, Inc., a Wisconsin corporation.

          13. None of the Fresh Brands common stock to be received by the holders of the Company common stock will be issued in consideration for past or future services.

          In connection with the preparation of this opinion, we have examined such documents concerning the transaction as we have deemed necessary. We have based our conclusions on the Code and the Treasury Regulations promulgated pursuant thereto, as well as judicial and administrative interpretations thereof. Legislation passed, regulations promulgated, administrative interpretations or judicial decisions issued subsequent to the date of this letter may result in a different treatment of the proposed transaction than is anticipated by our opinion. We have assumed for all purposes that the Share Exchange and related transactions will be effected as set forth above and as described in the Registration Statement.

          We have not discussed this opinion with representatives of the Internal Revenue Service. Although rulings have been issued by the Internal Revenue Service involving similar transactions, there can be no assurance that the Internal Revenue Service would reach the same or similar conclusions in this transaction.

         Based upon the foregoing, we are of the opinion that for United States federal income tax purposes:

          (a) No gain or loss will be recognized by the holders of Company common stock upon the exchange of such stock for Fresh Brands common stock.

          (b) The basis of Fresh Brands common stock to be received by each holder of Company common stock pursuant to the Plan of Share Exchange will be the same as such holder's basis in the Company common stock exchanged.

          (c) The holding period of Fresh Brands common stock to be received by each holder of Company common stock in connection with the Plan of Share Exchange will include the period during which the Company common stock being exchanged was held by such holder, provided that the Company common stock is held as a capital asset in the hands of the holder at the Effective Time.

          (d) No gain or loss will be recognized by Fresh Brands or the Company in connection with the Share Exchange.

          (e) The basis of the Company common stock received by Fresh Brands pursuant to the Plan of Share Exchange will be the same as the Company's net asset basis immediately prior to the Share Exchange, subject to certain adjustments under Treasury Regulations relating to companies filing consolidated federal income tax returns.

          (f) The holding period of the Company common stock received by Fresh Brands pursuant to the Plan of Share Exchange will include the holding period during which such stock was held by the holders of the Company common stock immediately prior to the Effective Time.

          (g) The affiliated group of corporations of which the Company is the common parent immediately before the Share Exchange will continue in existence for consolidated federal income tax return purposes, and Fresh Brands will be the common parent of such affiliated group after the Share Exchange and corporate restructuring.

          This opinion is solely for the benefit of the Company, Fresh Brands, and the holders of the common stock of the Company immediately prior to the Share Exchange, and may not be relied upon in any manner by any other person. We hereby consent to the references to our firm in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement. In giving our consent, we do not admit that we are "experts" within the meaning of
Section 11 of the Securities Act or within the category of persons whose consent is required by Section 7 of the Securities Act.

                                                 Very truly yours,

                                                 /s/ Foley & Lardner

                                                 FOLEY & LARDNER